Filed Pursuant To Rule 433

Registration No. 333-275079

December 7, 2023

Title:

Bitcoin: Grayscale CEO hopeful on rally despite opposition

Byline:

Julie Hyman and Eyek Ntekim

Article:

Bitcoin (BTC-USD) is on the move, trading just below $44,000 as crypto investors inject optimism into the space over the pending regulatory approval of a spot bitcoin ETF.

Grayscale (GBTC) CEO Michael Sonnenshein joins Yahoo Finance Live to weigh in on the positive sentiment charging up digital asset markets. Sonnenshein states that bitcoin could be seen as a “technology investment or a risk asset” to investors who are bracing themselves for rising inflation and potential interest rate cuts.

When asked about JPMorgan CEO Jamie Dimon's recent remarks at a Senate hearing about bitcoin — noting its “somewhat anonymous” nature and room for criminal activity — Sonnenshein acknowledges the concern, but insists “this asset class is here to stay." Sonnenshein ultimately believes that banks and other “legacy institutions” will be forced to adapt to new technology and asset classes, cryptocurrencies include.

For more expert insight and the latest market action, click here to watch this full episode of Yahoo Finance Live.

Video Transcript

JULIE HYMAN: One of the big movers of the week is Bitcoin. The cryptocurrency surging as of late now trading near $44,000. That's its highest level in nearly two years. One of the drivers of the recent rally has been optimism over regulatory approval for a spot Bitcoin ETF. Our next guest runs one of the companies waiting to hear from the Securities and Exchange. Joining us now Michael Sonnenshein, Grayscale CEO. Good to see you, Michael. Thanks for coming in.

MICHAEL SONNENSHEIN: It's great to be here.

JULIE HYMAN: So I guess, let's start with price here. What do you make of this latest surge? A lot of it does seem to be overanticipation that you guys and others are going to get approvals. Is the market setting itself up for disappointment here?

MICHAEL SONNENSHEIN: Well, there's been a lot of optimism in the market. I think a lot of that started earlier this year when our court case came to fruition. We won against the SEC, vacated that denial order of GBTC to uplist as a spot Bitcoin ETF. I think since that time, the macro environment, because bitcoin means different things to different folks, you have seen some investors flocking to bitcoin, flocking to gold, in a rising rate environment as an inflation hedge for their portfolios.

But maybe now as we're kind of turning the chapter into the new year, we're seeing the Fed may be going to start cutting rates. You could see us move into a more risk-on environment. And some investors allocating to Bitcoin thinking more about it as a technology investment or a risk asset.

JOSH LIPTON: And, Michael, as you said, bitcoin means different things to different folks. JPMorgan CEO Jamie Dimon has a view. You won't be surprised, he didn't mince words. That bank here on Capitol Hill today, he spoke about it. Let's take a listen to that, get your reaction.

JAMIE DIMON: We've been deeply opposed to crypto, bitcoin, et cetera. You pointed out, the only true use case for it is criminals, drug traffickers, anti-money laundering, tax avoidance. And that is a use case. Because it is somewhat anonymous, not fully, and because you can move money instantaneously, and because it doesn't go through, as you mentioned, all these systems have built up over many years, know your customer, sanctions, OFAC. It's-- they can get bypassed all of that. If I were the governments, I'd close it down.

JOSH LIPTON: So listen, I mean, in some sense, Michael, you know, Jamie Dimon kind of echoing some comments he's made in the past. He's been a skeptical. He doesn't mince words. But let's get your response to his response there.

MICHAEL SONNENSHEIN: Well, listen, I think every executive, particularly in the financial services space, is going to have their own opinions on new technologies and whether that's crypto or bitcoin specifically. But if you take a big step back, there is no question that this asset class is here to stay, that investor interest in this asset class is only growing. And it is these exact types of entities, these legacy institutions, these banks, that are already well underway on evolving their business models to account for these new technologies.

So regardless of the opinions that some of these executives may have, these banks and these large institutions have to position themselves for the modern-day investor. And that includes adopting new technologies like crypto.

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Grayscale Bitcoin Trust (GBTC) (the “Trust”) has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Trust has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any authorized participant will arrange to send you the prospectus (when available) if you request it by emailing info@grayscale.com or by contacting Grayscale Securities, LLC, 290 Harbor Drive, Stamford, CT 06902.

Grayscale Investments, LLC is a digital currency asset manager. An investment in the Grayscale Bitcoin Trust (“GBTC”) is a speculative investment that involves a high degree of risk, including a partial or total loss of invested funds. This is not an offer to sell or the solicitation of an offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal, nor shall there be any sale of any security in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of that jurisdiction. GBTC is not suitable for any investor that cannot afford loss of the entire investment. The shares of GBTC are intended to reflect the price of the digital asset(s) held by GBTC (based on digital asset(s) per share), less GBTC’s expenses and other liabilities. To date, GBTC has not met its investment objective and the Shares of GBTC quoted on OTC Markets have not reflected the value of digital assets held by GBTC, less such GBTC’s expenses and other liabilities, but instead has traded at both premiums and discounts to such value, which at times have been substantial. Go to our website Grayscale.com, the OTC Markets website or SEC’s website for each GBTC’s annual report, which includes investment objectives, risks, fees and expenses. Read these materials carefully before investing. GBTC is distributed by Grayscale Securities, LLC. (Member FINRA/SIPC).

Grayscale Bitcoin Trust (BTC) (the “Trust”) has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Trust has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any authorized participant will arrange to send you the prospectus (when available) if you request it by emailing info@grayscale.com or by contacting Grayscale Securities, LLC, 290 Harbor Drive, Stamford, CT 06902.